[GRAPHIC OMITTED]                               [GRAPHIC OMITTED]  EMBRAER
                        news release
                        www/embraer.com


SWISS FLEET REDUCTION HAS NO IMPACT ON EMBRAER OPERATIONS
Embraer delivery forecast remains unchanged for 2003, 2004

Sao Jose dos Campos, February 27, 2003 - Regarding the recent disclosure by Swiss International Air Lines of a package of measures set up as a reaction to the worsening economic situation that currently affects the company, Embraer has the following to state.

Although the decision announced by SWISS that the reduction of its current fleet by 17 regional aircraft may involve ERJ 145 jets manufactured by Embraer, it is important to note that these aircraft have already been delivered, and are property of SWISS. As Embraer has no repurchase or remarketing obligations related to these assets, the announced reduction will have no direct impact on Embraer.

SWISS also holds a firm order for 60 aircraft of the new EMBRAER 170/190 family. Presently both companies are discussing the details pertaining to the delivery schedule for these aircraft. According to the current plans, the first four EMBRAER 170 will be delivered to SWISS in 2003.

EMBRAER 170/190 development program proceeds as planned, with the EMBRAER 170 expected to be certified in the second quarter of 2003, in order to allow deliveries to SWISS, Alitalia and GECAS.

Embraer maintains its total delivery forecast for 2003 and 2004 at 136 and 140 aircraft respectively, and is constantly monitoring the airline industry scenario. In accordance with its disclosure policy, Embraer will make timely release regarding any future decisions related to its delivery forecast.


Note to editors
---------------

Embraer (Empresa Brasileira de Aeronautica S.A. - NYSE: ERJ; Bovespa: EMBR3 and EMBR4) is one of the world's leading aerospace companies. With headquarters in Sao Jose dos Campos, state of Sao Paulo, and offices and customer service bases in Australia, China, France, Singapore and the United States, the Company as of December 31, 2002 has a total workforce of 12,227 people. Embraer was Brazil's largest exporter from 1999 to 2001, and second largest in 2002. As of December 31, 2002, Embraer's firm order backlog totaled US$ 9.0 billion and the total backlog, including options, equaled US$ 22.2 billion.

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Embraer has 33 years of experience in designing, developing, manufacturing, selling and providing after sales support to aircraft aimed for the global airline, corporate and (more recently) defense markets.


This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial tendencies that affect the Company's businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among other: general economic, politic and trade conditions in Brazil and in those markets where the Company does business; expectations on industry trends; the Company's investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words "believe", "may", "is able", "will be able", "intend", "continue", "anticipate", "expect" and other similar terms are supposed to identify potentialities. The Company does not feel compelled to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results can therefore differ substantially from those previously published as Company expectations.


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
press offices   Headquarters                    North America           Europe, Middle East and Africa
                Rosana Dias:                    Doug Oliver:            Stephane Guilbaud:
                rosana.dias@embraer.com.br      doliver@embraer.com     sguilbaud@embraer.fr
                Cell: +55 12 9724-4929          Phone: +1 954 359 3414  Phone: +33 (0) 1 49 38 44 55
                                                Cell: +1 954 232 9560   Cell: + 33 (0) 6 75 22 85 19
                Marcelo Onaga:                  Fax: +1 954 359 4755    Fax: + 33 (0) 1 49 38 44 56
                marcelo.onaga@embraer.com.br
                Cell: +55 12 9721-1560          Andrea Bottcher:        Valerie Carlier:
                                                abottcher@embraer.com   vcarlier@embraer.fr
                Phone: +55 12 3927 1311         Phone: +1 954 359 3432  Phone: +33 (0) 1 49 38 45 09
                Fax: +55 12 3927 2411           Cell: +1 954 439 1830

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